Exhibit 1.1

CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)

2007 INTERIM RESULTS ANNOUNCEMENT

Highlights:

•	Total revenue reached RMB49.17 billion, up by 5.1% over the same period last year

•	Excluding the unrealised loss on changes in fair value of derivative component of Convertible Bonds:

	Adjusted profit for the period*	:	RMB3.77 billion

	Adjusted EBITDA*	:	RMB16.73 billion

	Adjusted basic earnings per share*	:	RMB0.297

•	Including the unrealised loss on changes in fair value of derivative component of Convertible Bonds:

	Profit for the period	:	RMB2.13 billion

	EBITDA	:	RMB15.10 billion

	Basic earnings per share	:	RMB0.168

•	Free cash flow reached RMB8.31 billion

CHAIRMAN’S STATEMENT

In the first half of 2007, the Company continued to further the transformation of its business model, actively promoted segregated operations, drove harder to expand the market, and effectively increased the efficiency level and the service quality. As a result, the Company maintained healthy development in all aspects of its businesses and achieved encouraging operating results.

Major results

Total revenue of the Company for the first six months was RMB49.17 billion, up 5.1% over the same period last year. Service revenue was RMB46.45 billion, up 3.8% over the same period last year. Of the service revenue, the GSM business accounted for RMB30.96 billion, the CDMA business, for RMB13.49 billion, and the long distance, data and Internet businesses, for RMB2.00 billion.

Profit of the Company for the first six months was RMB2.13 billion. Excluding the effect of the unrealized loss on changes in fair value of derivative component of convertible bonds amounting to RMB1.64 billion, profit before tax would be RMB5.65 billion, an increase of 38.9% over the same period last year. Adjusted profit for the first six months would be RMB3.77 billion, an increase of 34.6% over the same period last year, and adjusted earnings per share would be RMB0.297.

Business development

In the first half year, facing a change in the competition environment and an adjustment of the cellular tariff policy, the Company persisted in effective development and made rational responses to the market competition change so as to ensure the continued healthy development of the cellular business. For the GSM business, the Company has proceeded with brand-centric marketing, effectively controlled sales and marketing costs; strengthened the maintenance and retention of users and strove to reduce the churn rate; and formalized tariff, improved the user structure, which resulted in a steady growth in revenue. For the CDMA business, the Company has adhered to the principle of matching marketing expenses with subscriber contribution and strengthened its efforts in sales promotion; enhanced the centralized purchasing of CDMA handsets to reduce handset costs; emphasized the establishment of sales distribution channels, so that business operations further improved. As of 30 June 2007, the Company had a total of 151.632 million cellular subscribers, a net increase of 9.266 million cellular subscribers in the first half of the year.

To strengthen refined and segregated operations, the Company has established separate operating systems and management teams for the GSM and CDMA businesses and clearly defined their respective business development objectives and responsibilities. It also implemented segregated sales operations. As a result, the development quality of the GSM and CDMA businesses has further improved.

The Company has also made active efforts to develop the value-added business. While continuing to vigorously promote the services of SMS, “Cool Ringtone” and “U-Net”, the Company has launched the mobile TV service to provide richer and diversified audio-visual programs for subscribers. In addition, it has also upgraded the “Stock in Palm” service in an all-round manner to provide professional cellular securities trading services. The GPRS network has been put into operation in 129 cities nationwide and new services were launched. Revenue from mobile value-added services increased by 17.4% compared with the same period last year, and accounted for 21.1% of service revenue from the cellular business.

The long distance, data and Internet businesses have firmly consolidated the results of the product structure adjustment with healthier business development and a gradual improvement in profitability.

The Company placed much emphasis on network construction and international cooperation. In response to market demand, the Company strengthened the construction of cellular networks to further improve the network quality, and thus greatly increased the network connection rate. The Company also actively cooperated with domestic and overseas service and content providers to jointly establish the ecological industry chain. Meanwhile, it has strengthened cooperation with overseas operators to develop the international roaming business and continued to facilitate the strategic cooperation with SK Telecom to expedite the development of the CDMA business.

The Company insisted on promoting development by rendering quality services and has made 2007 the “Quality Service Year”. In organizing various specific service activities, the Company also implemented the “Unicom 10010” brand service standard and formalized operational management and strictly fulfilled service commitments so as to increase customer satisfaction.

The Company put a strong emphasis on financial management and fully implemented separate management of financial receipts and expenditures, which resulted in considerable improvement in the efficiency of fund operation. In achieving the budget management objectives, the Company strengthened budgetary control and increased the efficiency of financial management.

The Company actively strengthened its internal control system and established the internal control and risk management structure. The independent auditor has expressed an unqualified opinion that the Company maintained effective internal control over financial reporting as of 31 December 2006.

Outlook

In the second half year, the Company will continue to strengthen the segregated operations of the GSM and CDMA businesses and promote the rapid development of all businesses. While putting an emphasis on the quality and profitability of development, the Company will also emphasize on the speed of development.

For the GSM business, the Company will continue to strengthen brand-centric marketing to launch the “Worldwind 156” high-end product of GSM network, strengthen promotion in the “U-Power” campus market and the “Ruyi Tong” mass market; strengthen the direct supply capability of social distribution channels and the sales capability of self-owned distribution channels, actively develop standard prepaid products and expand the convenient-typed of distribution channels; and ensure the matching of marketing expenses with subscriber contribution, so as to increase the quality of business development.

For the CDMA business, the Company will, in accordance with the principle of “linking subsidy to revenue contribution from subscribers”, adjust and optimize the subsidy mode; strengthen tariff management and emphasize the maintenance of medium-to-high-end subscribers to improve the subscriber structure; further enhance the centralized purchasing and sales of handsets, speed up the establishment of distribution channels; actively organize marketing activities with themes by combining the youth market, the holiday market with the launch of the “153” network number to increase revenue and profitability steadily.

For the value-added business, the Company will further expand its market scale and optimize the revenue structure. As for the GSM value-added business, while continuing to increase the penetration of SMS and “Cool Ringtone” services, the Company will increase its efforts in developing the wireless data business by leveraging on the GPRS network. As for the CDMA value-added business, the Company will focus on developing key services such as “U-Net” and “Stock in Palm”. In addition, the Company will further its effort to nurture and develop new products to satisfy customers’ differentiated business needs and increase the proportion of revenue generated from value-added businesses.

For the long distance, data and Internet businesses, the Company will focus on the communication needs of customers by industry and small-to-medium size enterprises, to increase the subscriber penetration and maintain steady business growth.

The Company will continually increase its refined marketing management standard and raise the awareness of “Customer First” to improve customer services; increase the investment in the construction and upgrade of the GSM network in a proper manner to enhance the network support capability; and further sustain the internal control and financial management mechanism, so as to further strengthen the foundation of management in all aspects.

In addition, full conversion of convertible bonds by SK Telecom on 20 August 2007 will further consolidate the strategic alliance between the two parties.

In closing, on behalf of the Board of Directors, I would like to express my heartfelt gratitude to all our shareholders and to the wider community for their support to the Company. We will continue to strive to create even better value for our shareholders.

Chang Xiaobing Chairman and Chief Executive Officer

23 August 2007

FINANCIAL AND BUSINESS OVERVIEW

I.                         Financial Overview

For the first half of 2007, the Company continued to reinforce the transformation of business strategies, effectively accelerated its business development and continued to keep a sustainable steady growth in all its businesses.

Revenue

For the first half of 2007, our revenue continued to grow steadily and reached RMB49.17 billion, up by 5.1% from the same period last year. Of the total revenue, service revenue was RMB46.45 billion, up by 3.8% from the same period last year.

For the first half of 2007, service revenue from our GSM Cellular Business achieved RMB30.96 billion; service revenue from our CDMA Cellular Business achieved RMB13.49 billion and service revenue from our long distance, data and Internet businesses achieved RMB2.00 billion.

Costs and Expenses

For the first half of 2007, total costs and expenses were RMB45.16 billion. Excluding the effect of the unrealised loss on changes in fair value of derivative component of Convertible Bonds amounting to RMB1.64 billion, our total costs and expenses would be RMB43.53 billion, up by 1.9% from the same period last year, which is slower than the growth rate of revenue. Among the total, depreciation and amortisation expenses were RMB11.22 billion, up by 1.5% from the same period last year and selling and marketing expenses were RMB9.32 billion, down by 8.2% from the same period last year.

Earnings

For the first half of 2007, our profit before income tax was RMB4.01 billion. Of this, profit before income tax for the GSM Cellular Business was RMB4.75 billion, profit before income tax for the CDMA Cellular Business was RMB0.64 billion and profit before income tax for the long distance, data and Internet businesses was RMB0.26 billion. Profit for the period was RMB2.13 billion. Basic earnings per share was RMB0.168. EBITDA (Note 2) was RMB15.10 billion and EBITDA margin (EBITDA as a percentage of the total revenue) was 30.7%. EBITDA margin for the GSM Cellular Business was 45.7%.

For the first half of 2007, excluding the effect of the unrealised loss on changes in fair value of derivative component of Convertible Bonds amounting to RMB1.64 billion, profit before income tax would be RMB5.65 billion, up by 38.9% from the same period last year, adjusted profit for the period (Note 1) would be RMB3.77 billion, up by 34.6% from the same period last year, adjusted basic earnings per share would be RMB0.297, adjusted EBITDA (Note 2) was RMB16.73 billion and adjusted EBITDA margin (Adjusted EBITDA as a percentage of the total revenue) was 34.0%, up by 0.9 percentage points from the same period last year.

Capital Expenditures and Free Cash Flow

For the first half of 2007, our capital expenditures totaled RMB9.26 billion and free cash flow (i.e. net cash generated from operating activities minus capital expenditures) was RMB8.31 billion.

Balance Sheet

As at 30 June 2007, our capital structure was further improved. The liabilities-to-assets ratio (Note 3) decreased from 45.8% as at 31 December 2006 to 44.1% as at 30 June 2007. The debt-to-capitalisation ratio (Note 4) decreased from 24.4% as at 31 December 2006 to 18.5% as at 30 June 2007.

II.                     Business Overview

In the first half of 2007, centering on profitability improvement, the Company continued its transformation of business model, effectively implemented the separation of GSM and CDMA marketing operations, and further improved customer service quality, resulting in steady development of overall businesses.

1.                      Cellular Business

As of 30 June 2007, the total number of cellular subscribers reached 151.632 million, a net increase of 9.266 million in the first half of 2007. The market share of total subscribers in the service area of the Company was 30.7%.

As of 30 June 2007, the total number of GSM subscribers was 112.57 million, with a net addition of 6.697 million in the first half of 2007. The average minutes of usage (MOU) per subscriber per month for GSM business were 247.8 minutes, representing an increase of 17.1 minutes from 230.7 minutes in the first half of last year. The average revenue per user (ARPU) was RMB47.3, representing a decline of RMB2.7 from RMB50.0 in the first half of last year. The GSM monthly average churn rate was 2.73% in the first half of this year.

As of 30 June 2007, the total number of CDMA subscribers was 39.062 million, with a net addition of 2.569 million in the first half of 2007. The average MOU per subscriber per month for CDMA business were 265.1 minutes, representing a decrease of 7.7 minutes from 272.8 minutes in the first half of last year. The APRU was RMB59.6, representing a decline of RMB8.5 from RMB68.1 in the first half of last year. The CDMA monthly average churn rate was 1.98% in the first half of this year.

2.                      Mobile Value-added Business

In the first half of 2007, by proactively promoting competitive value-added services such as stock trading and strengthening partnership management, the Company achieved the steady increase in the penetration rates of SMS, “Cool Ringtone” service and wireless data services, and maintained a robust growth momentum.

SMS service continued to grow rapidly. In the first half of 2007, total SMS messages reached 44.61 billion, representing an increase of 24.9% over the same period last year. Of this total, GSM SMS volume reached 35.41 billion, representing an increase of 29.3% over the same period last year and CDMA SMS volume was 9.20 billion messages, representing an increase of 10.3% over the same period last year.

“Cool Ringtone” service maintained a rapid growth. As of 30 June 2007, total “Cool Ringtone” subscribers reached 44.598 million, accounting for 29.4% of total cellular subscribers with a net addition of 8.717 million in the first half of 2007. Of this total, GSM “Cool Ringtone” subscriber reached 34.689 million and CDMA “Cool Ringtone” subscribers reached 9.909 million.

Wireless data subscriber base further expanded. As of 30 June 2007, the subscribers of CDMA 1X wireless data service reached 21.633 million, and its share of total CDMA subscribers increased to 55.4%. Of this total, CDMA 1X Internet access subscribers reached 1.890 million. The Company proactively promoted wireless data service, and timely launched wireless stock trading service. The subscription to wireless stock trading service grew rapidly, and the subscribers reached 105 thousand. In addition, GPRS service has been commercially launched in 129 cities.

During the first half of 2007, total revenue from mobile value-added services amounted to RMB9.4 billion, representing an increase of 17.4% compared with the same period last year, and mobile value-added service’s shares of GSM and CDMA service revenue reached 20.7% and 22.1%, respectively.

3.                      Long Distance, Data and Internet Businesses

In the first half of 2007, by furthering transformation of products composition of long distance, data and Internet businesses, the Company achieved solid operating performance and steadily improved profitability.

In the first half of 2007, outgoing domestic and international long distance calls totaled 11.81 billion minutes, representing a decrease of 2.1% compared with the same period last year. Of this total, PSTN outgoing long distance calls amounted to 5.64 billion minutes, representing an increase of 5.6% compared with the same period last year whereas IP outgoing calls reached 6.18 billion minutes, representing a decrease of 8.2% compared with the same period last year. Incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 1.86 billion minutes, representing an increase of 50.3% compared with the same period last year.

As of 30 June 2007, total bandwidth leased out under the leased line business was 52 thousand x 2Mbps, and total bandwidth leased out under Asynchronous Transfer Mode (ATM) and Frame Relay (FR) businesses amounted to 7,729 x 2Mbps. The terminals of “Uni-Video” broadband video-telephony service reached 469 thousand. The Internet broadband subscribers reached 935 thousand.

4.                      Customer Service and Distribution Channel

The Company follows the customer oriented principle. By launching the “Quality Service Year” campaign, introducing a series of initiatives such as “sincere service and worry-free consumption” activity, and improving internal cooperation and customer service standardization, the Company enhanced customer service capability and corporate social responsibility as well as further improved overall customer satisfaction.

The Company proactively planned the establishment of local distribution channels so as to facilitate marketing effectiveness. Through scientific planning and consolidation of channels, the Company speeded up the establishment and expansion of flagship sales outlets and enhanced the marketing and service capability of self-owned sales outlets. As a result, the Company’s corporate image and service reputation have been improved, which greatly promoted the Company’s business development.

*       To enable an investor to better understand the Group’s results, the unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not considered to be an indicator of the Group’s operating performance is excluded. For adjusted profit for the period and adjusted EBITDA, please refer to Note 1 and Note 2 as set out below for details.

Note 1:               Adjusted profit for the period represents profit for the period excluding the unrealised loss on changes in fair value of derivative component of Convertible Bonds. Please also refer to Note 11 of Group results for quantitative reconciliation.

Note 2:               EBITDA represents profit for the period before interest income, financial gain/costs, other gains-net, income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gain/costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our company.

Adjusted EBITDA represents profit for the period before unrealised loss on changes in fair value of derivative component of Convertible Bonds, interest income, financial gain/costs, other gains-net, income tax, depreciation and amortisation. We believe that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitates the management and investors to assess our performance and liquidity by excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds that is not considered as an indicator of our operating performance from a cash flow perspective.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect the operating performance, financial capability and liquidity, they should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as they do not have any standardized meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 3:               Liabilities-to-assets ratio represents total liabilities over total assets.

Note 4:               Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2007 extracted from the unaudited condensed consolidated interim financial information of the Group as set out in the 2007 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS AT 30 JUNE 2007
(All amounts in Renminbi (“RMB”) thousands)

		Unaudited	Audited
	Note	30 June 2007	31 December 2006

ASSETS
Non-current assets
Property, plant and equipment		109,543,509	111,381,505
Goodwill		3,143,983	3,143,983
Other assets		11,341,595	11,176,569
Deferred income tax assets		729,302	309,668

		124,758,389	126,011,725

Current assets
Inventories		2,593,545	2,333,902
Accounts receivable, net	6	3,333,308	3,419,343
Prepayments and other current assets		2,010,289	1,988,019
Amounts due from related parties		173,434	168,548
Amounts due from Domestic Carriers		221,390	138,521
Short-term bank deposits		159,900	195,820
Cash and cash equivalents		9,029,247	12,182,108

		17,521,113	20,426,261

Total assets		142,279,502	146,437,986

		Unaudited	Audited
	Note	30 June 2007	31 December 2006
EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,347,072	1,344,440
Share premium		53,389,896	53,222,976
Reserves		3,625,672	3,554,930
Retained profits
- Proposed 2006 final dividend	12	—	2,282,578
- Others		21,131,797	19,003,893

		79,494,437	79,408,817

Minority interest		3,529	2,841

Total equity		79,497,966	79,411,658

LIABILITIES
Non-current liabilities
Long-term bank loans		4,042,750	4,139,349
Convertible bonds	7	11,872,463	10,324,949
Obligations under finance leases		6,459	10,230
Deferred income tax liabilities		5,390	5,879
Deferred revenue		1,800,269	2,243,384

		17,727,331	16,723,791
Current liabilities
Payables and accrued liabilities	8	28,206,377	26,290,074
Taxes payable		1,778,190	1,632,195
Amounts due to China United Telecommunications Corporation		84,022	45,081
Amounts due to related parties		786,815	325,308
Amounts due to Domestic Carriers		934,359	850,975
Short-term bonds	9	2,065,683	7,087,217
Current portion of long-term bank loans	10	80,000	3,984,350
Current portion of obligations under finance leases		18,214	99,566
Advances from customers		10,427,729	9,987,771
Dividends payable	12	672,816	—

		45,054,205	50,302,537

Total liabilities		62,781,536	67,026,328

Total equity and liabilities		142,279,502	146,437,986

Net current liabilities		(27,533,092)	(29,876,276)

Total assets less current liabilities		97,225,297	96,135,449

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2007
(All amounts in RMB thousands, except per share data)

		Unaudited
		Six months ended 30 June
	Note	2007	2006

Revenue (Turnover)
GSM Business	3,4,13	30,956,202	29,360,695
CDMA Business	3,4,13	13,492,405	13,737,126
Data and Internet Business	3,4,13	1,276,193	1,145,514
Long Distance Business	3,4,13	722,572	500,648

Total service revenue		46,447,372	44,743,983
Sales of telecommunications products	3,4,13	2,727,390	2,030,036

Total revenue	3,4,13	49,174,762	46,774,019

Leased lines and network capacities	13	(4,426,832)	(4,401,149)
Interconnection charges	13	(5,272,777)	(4,571,458)
Depreciation and amortisation		(11,224,298)	(11,056,494)
Employee benefit expenses		(3,499,216)	(3,319,867)
Selling and marketing	13	(9,324,379)	(10,160,552)
General, administrative and other expenses	13	(7,035,019)	(6,424,511)
Cost of telecommunications products sold	13	(2,881,898)	(2,406,466)
Financial gain/(costs)		18,108	(425,527)
Interest income		103,294	53,533
Other gains - net		17,679	4,272

		5,649,424	4,065,800
Unrealised loss on changes in fair value of derivative component of convertible bonds	7	(1,638,735)	—

Profit before income tax		4,010,689	4,065,800
Income tax expenses	5	(1,879,733)	(1,264,851)

Profit for the period		2,130,956	2,800,949

Attributable to:
Equity holders of the Company		2,130,268	2,799,398
Minority interest		688	1,551

		2,130,956	2,800,949

Basic earnings per share (RMB)	11	0.168	0.223

Diluted earnings per share (RMB)	11	0.166	0.222

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2007
(All amounts in RMB thousands)

	Unaudited
	Six months ended 30 June
	2007	2006

Net cash generated from operating activities	17,567,164	18,631,302
Net cash used in investing activities	(10,472,709)	(7,418,638)
Net cash used in financing activities	(10,247,316)	(8,930,749)

Net (decrease)/increase in cash and cash equivalents	(3,152,861)	2,281,915
Cash and cash equivalents, beginning of period	12,182,108	5,471,576

Cash and cash equivalents, end of period	9,029,247	7,753,491

Analysis of the balances of cash and cash equivalents:
Cash balances	3,159	4,848
Bank balances	9,026,088	7,748,643

	9,029,247	7,753,491

NOTES (All amounts in RMB thousands unless otherwise stated)

1.       GENERAL INFORMATION

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate holding company.

2.       BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2007 has been prepared in accordance with Hong Kong Accounting Standards (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The unaudited condensed consolidated interim financial information for the six months ended 30 June 2007 and 2006 have not been audited by the auditors, and the financial information for the year ended 31 December 2006 are extracted from the audited financial statements as contained in the 2006 Annual Report. The accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated interim financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2006 except that the Group revised its accounting estimate on the amortisation period for upfront non-refundable revenue and direct incremental costs as the expected customer service period changed from 4 years to 3 years from 1 January 2007 onwards. The effects of the change of accounting estimate is to increase the amortisation of both upfront non-refundable revenue and direct incremental costs by RMB252 million respectively for the six months ended 30 June 2007. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2006. The Group’s policies on financial risk management, including the management of credit risk, liquidity risk, cash flow and fair value interest rate risk and foreign exchange risk, are set out in the 2006 Annual Report.

The interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The Company’s auditors, PricewaterhouseCoopers, has also reviewed the interim financial information in accordance with Hong Kong Standard on Review Engagements 2410 ‘‘Review of interim financial information performed by the independent auditor of the entity’’ issued by the HKICPA. PricewaterhouseCoopers’s independent review report to the Board of Directors is included in the interim report to be sent to shareholders.

As at 30 June 2007, the current liabilities of the Group had exceeded the current assets by approximately RMB27.5 billion (31 December 2006: RMB29.9 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2007 have been prepared under the going concern basis.

3.       SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:

•                          GSM Business — the provision of GSM telephone and related services;

•                          CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited;

•                          Data and Internet Business — the provision of domestic and international data, Internet and other related services; and

•                          Long Distance Business — the provision of domestic and international long distance and other related services.

The Group’s primary measure of segment results is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, income tax expense and unrealised loss on changes in fair value of derivative component of convertible bonds, whilst unallocated income mainly represents interest income that cannot be identified to different operating segments.

3.1      Business Segments

	Unaudited Six months ended 30 June 2007
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total

Revenue (Turnover):
Usage fee	17,524,593	6,873,477	857,067	171,014	—		25,426,151
Monthly fee	3,593,065	2,308,209	—	—	—		5,901,274
Interconnection revenue	2,874,997	984,956	39,874	216,954	—		4,116,781
Leased lines rental	—	—	250,617	331,427	—		582,044
Value-added services revenue	6,418,481	2,980,932	122,921	—	—		9,522,334
Other revenue	545,066	344,831	5,714	3,177	—		898,788
Total services revenue	30,956,202	13,492,405	1,276,193	722,572	—		46,447,372
Sales of telecommunications products	4,043	2,723,247	100	—	—		2,727,390
Total revenue from external customers	30,960,245	16,215,652	1,276,293	722,572	—		49,174,762
Intersegment revenue	—	—	1,143,873	914,790	—	(2,058,663)	—
Total revenue	30,960,245	16,215,652	2,420,166	1,637,362	—	(2,058,663)	49,174,762
Leased lines and network capacities	(104,208)	(4,111,549)	(181,499)	(29,576)	—		(4,426,832)
Interconnection charges	(4,883,074)	(1,723,536)	(223,997)	(500,833)	—	2,058,663	(5,272,777)
Depreciation and amortisation	(9,399,072)	(311,846)	(1,149,073)	(364,106)	(201)		(11,224,298)
Employee benefit expenses	(2,165,622)	(888,187)	(233,238)	(122,135)	(90,034)		(3,499,216)
Selling and marketing	(4,705,669)	(4,195,137)	(297,124)	(126,439)	(10)		(9,324,379)
General, administrative and other expenses	(4,859,179)	(1,570,856)	(335,436)	(255,109)	(14,439)		(7,035,019)
Cost of telecommunications products sold	(107,680)	(2,773,803)	(400)	(15)	—		(2,881,898)
Financial (costs)/gain	(62,912)	(10,505)	6,855	(2,354)	(244,898)	331,922	18,108
Interest income	58,948	5,252	11,715	3,934	355,367	(331,922)	103,294
Other gains - net	16,338	1,085	96	160	—		17,679
	4,748,115	636,570	18,065	240,889	5,785		5,649,424

Unrealised loss on changes in fair value of derivative component of convertible bonds							(1,638,735)
Segment profit before income tax	4,748,115	636,570	18,065	240,889	5,785		4,010,689
Income tax expenses							(1,879,733)
Profit for the period							2,130,956
Attributable to:
Equity holders of the Company							2,130,268
Minority interest							688
							2,130,956

Other information:
Provision for doubtful debts	674,573	196,381	37,251	14,949	—		923,154
Capital expenditures for segment assets (a)	4,842,233	—	957,764	786,865	2,670,349		9,257,211

	Unaudited As at 30 June 2007
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total

Total segment assets	104,087,014	7,867,419	7,888,166	16,702,784	55,955,026	(50,220,907)	142,279,502
Total segment liabilities	32,412,988	7,879,238	2,698,550	3,290,520	16,500,240		62,781,536

	Unaudited Six months ended 30 June 2006
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amount	Elimination	Total

Revenue (Turnover):
Usage fee	16,992,109	7,576,717	858,069	49,416	—		25,476,311
Monthly fee	3,748,042	2,592,903	—	—	—		6,340,945
Interconnection revenue	2,268,184	797,133	41,240	201,991	—		3,308,548
Leased lines rental	—	—	234,852	247,389	—		482,241
Value-added services revenue	5,485,477	2,518,453	—	—	—		8,003,930
Other revenue	866,883	251,920	11,353	1,852	—		1,132,008
Total services revenue	29,360,695	13,737,126	1,145,514	500,648	—		44,743,983
Sales of telecommunications products	4,096	2,018,926	7,002	12	—		2,030,036
Total revenue from external customers	29,364,791	15,756,052	1,152,516	500,660	—		46,774,019
Intersegment revenue	—	—	1,507,975	759,628	—	(2,267,603)	—
Total revenue	29,364,791	15,756,052	2,660,491	1,260,288	—	(2,267,603)	46,774,019
Leased lines and network capacities	(113,194)	(4,106,360)	(146,495)	(35,100)	—		(4,401,149)
Interconnection charges	(4,459,072)	(1,712,973)	(235,635)	(431,381)	—	2,267,603	(4,571,458)
Depreciation and amortisation	(9,185,954)	(331,709)	(1,166,743)	(371,799)	(289)		(11,056,494)
Employee benefit expenses	(2,122,820)	(726,756)	(244,300)	(138,336)	(87,655)		(3,319,867)
Selling and marketing	(4,788,429)	(4,905,287)	(348,196)	(118,604)	(36)		(10,160,552)
General, administrative and other expenses	(4,564,071)	(1,364,944)	(378,778)	(104,752)	(11,966)		(6,424,511)
Cost of telecommunications products sold	(95,453)	(2,293,807)	(17,114)	(92)	—		(2,406,466)
Financial (costs)/gain	(327,878)	(22,882)	(15,604)	(30,102)	(175,603)	146,542	(425,527)
Interest income	33,860	2,372	3,885	483	159,475	(146,542)	53,533
Other gains (loss) - net	7,732	989	(454)	(4,010)	15		4,272
	3,749,512	294,695	111,057	26,595	(116,059)		4,065,800

Unrealised loss on changes in fair value of derivative component of convertible bonds							—
Segment profit (loss) before income tax	3,749,512	294,695	111,057	26,595	(116,059)		4,065,800
Income tax expenses							(1,264,851)
Profit for the period							2,800,949
Attributable to:
Equity holders of the Company							2,799,398
Minority interest							1,551
							2,800,949

Other information:
Provision for doubtful debts	497,209	267,856	61,468	21,499	—		848,032
Capital expenditures for segment assets (a)	4,252,313	—	1,393,184	673,913	2,342,710		8,662,120

	Audited As at 31 December 2006
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amount	Elimination	Total

Total segment assets	107,288,975	7,722,626	8,300,155	16,810,768	56,477,257	(50,161,795)	146,437,986
Total segment liabilities	38,594,177	7,666,939	2,801,914	3,673,741	14,289,557		67,026,328

(a)             Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

3.2      Geographical Segments

The customers of the Group’s services are mainly in mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group’s principal activities are conducted in mainland China. For the six months ended 30 June 2007 and 2006, substantially all capital expenditures were incurred to acquire assets located in mainland China and less than 10% of the Group’s assets and operations are located outside mainland China. Accordingly, no geographical segment information is presented.

4.       REVENUE (TURNOVER)

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income, value-added services revenue and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB1,170 million for the six months ended 30 June 2007 (for six months ended 30 June 2006: RMB1,161 million).

5.       TAXATION

Provision for taxation represents:

	Unaudited
	Six months ended 30 June
	2007	2006

Provision for enterprise income tax on the estimated taxable profits for the period
- Hong Kong	4,776	3,160
- Outside Hong Kong	2,268,236	1,563,254

	2,273,012	1,566,414
Deferred taxation	(393,279)	(301,563)

	1,879,733	1,264,851

Hong Kong profits tax has been provided at the rate of 17.5% (for the six months ended 30 June 2006: 17.5%) on the estimated assessable profit for the six months ended 30 June 2007. Taxation on overseas profits has been calculated on the estimated assessable profit for the six months ended 30 June 2007 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries are mainly operated in the PRC, the applicable standard enterprise income tax rate is 33%.

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is expected to be realised or the liability is expected to be settled, resulting in a decrease of deferred tax assets in balance sheet as of 30 June 2007 and an increase of deferred taxation charged to the income statement for the six months ended 30 June 2007, amounting to approximately RMB78 million.

6.       ACCOUNTS RECEIVEABLE, NET

The aging analysis of accounts receivable is as follows:

	Unaudited 30 June	Audited 31 December
	2007	2006

Within one month	2,167,631	2,349,963
More than one month to three months	945,885	906,221
More than three months to one year	1,867,929	1,709,954
More than one year	1,552,453	1,496,500

	6,533,898	6,462,638
Less: Provision for doubtful debts	(3,200,590)	(3,043,295)

	3,333,308	3,419,343

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

7.       CONVERTIBLE BONDS

The carrying values of the derivative component and liability component of the convertible bonds as at 30 June 2007 and 31 December 2006 are as follows:

	Unaudited 30 June 2007	Audited 31 December 2006

Liability component	7,126,091	7,117,035
Derivative component	4,746,372	3,207,914

Carrying value of convertible bonds	11,872,463	10,324,949

Number of conversion shares at the issuance date (shares)	899,745,075	899,745,075

No conversion of the convertible bonds has occurred up to 30 June 2007.

On 5 July 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion (the “Convertible Bonds”) to SK Telecom Co., Ltd., (“SK Telecom”), an overseas telecommunications service operator in Korea. The bondholder has the option to convert the Convertible Bonds into shares of the Company with a par value of HKD0.10 each at a conversion price of HKD8.63 (an equivalent of approximately USD1.11) per share subject to adjustment for, among other matters, consolidation, subdivision or reclassification of shares, capitalisation of profits or reserves, rights issues and other events, which have diluting effects on the issued share capital of the Company at any time from and including the first anniversary after the date of issuance up to the close of business in Hong Kong on the day falling seven days prior to 5 July 2009, the maturity date of the Convertible Bonds. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on 5 July 2009.

At any time after 5 July 2007 or on the occurrence of a relevant event as defined in the Convertible Bonds agreement, a bondholder may freely assign or transfer any of the Convertible Bonds registered in its name to any third party provided that no assignment or transfer may be made to a person who is (i) a fixed line or mobile telecommunications operator in the PRC (a competitor operator), or (ii) directly or indirectly an affiliate of a competitor operator.

On 5 July 2008 (the Put Option Date), each bondholder will have the right at such holder’s option, to require the Company to redeem all or some of the Convertible Bonds held by such holder on the Put Option Date at 102.82% of the principal amount. To exercise such right, the holder of the relevant Convertible Bonds must deliver its notice of redemption together with the Certificate evidencing the Convertible Bonds to be redeemed not later than 40 days prior to the Put Option Date.

As the functional currency of the Group is RMB, the conversion of the Convertible Bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company’s shares. In accordance with the requirements of HKAS 39, Financial Instruments — Recognition and Measurement, the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs.

The fair value of the derivative component of the Convertible Bonds was calculated using the Binomial model with the major inputs used in the model as at 30 June 2007 and 31 December 2006 as follows:

	30 June 2007	31 December 2006

Stock price	HKD13.46	HKD11.40
Exercise price	HKD8.63	HKD8.63
Volatility	37%	31%
Dividend yield	2%	2%
Risk free rate	4.23-4.35%	3.51-3.55%
Expected life	1.27-2.02 years	1.76-2.51 years
Option value	HKD5.40	HKD3.56

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. The change in the fair value of the conversion option from 31 December 2006 to 30 June 2007 resulted in a fair value loss of approximately RMB1,639 million (for the six months ended 30 June 2006: nil), which has been recorded as the “Unrealised loss on changes in fair value of derivative component of Convertible Bonds” in the income statement for the six months ended 30 June 2007.

The initial carrying amount of the liability component is the residual amount after deducting the issuance cost of the Convertible Bonds and the fair value of the derivative component as at 5 July 2006, and is subsequently carried at amortised cost. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.53% to the adjusted liability component. Should the aforesaid derivative component not be separated out and the entire Convertible Bonds considered as the liability component, the effective interest rate would have been 1.46%.

8.       PAYABLES AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is as follows:

	Unaudited 30 June	Audited 31 December
	2007	2006

Less than six months	20,692,169	20,162,555
Six months to one year	5,058,333	3,981,712
More than one year	2,455,875	2,145,807

	28,206,377	26,290,074

9.       SHORT-TERM BONDS

In March 2006, China Unicom Corporation Limited (“CUCL”) completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days, which was repaid in March 2007.

In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days. The first two tranches with maturity period of 180 days and 270 days were repaid in January 2007 and April 2007, respectively.

10.     CURRENT PORTION OF LONG-TERM BANK LOANS

On 25 February 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD500 million to finance its working capital and network construction expenditure. This facility is repayable in 3 years and carries an interest rate of 0.40% over US dollar LIBOR per annum. In February 2007, CUCL has fully repaid the USD500 million loan.

11.     EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the Convertible Bonds. The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and the Convertible Bonds and are therefore excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

	Unaudited
	Six months ended 30 June
	2007			2006
	Profit attributable to equity holders RMB’000	Shares In thousands	Per share amount RMB	Profit attributable to equity holders RMB’000	Shares In thousands	Per share amount RMB

Basic earnings	2,130,268	12,690,576	0.168	2,799,398	12,579,578	0.223
Effect of conversion of share options	—	105,918		—	41,083

Diluted earnings	2,130,268	12,796,494	0.166	2,799,398	12,620,661	0.222

To enable an investor to better understand the Group’s results, below is a table reconciling earnings per share to adjusted earnings per share, excluding the unrealised loss on changes in fair value of derivative component of Convertible Bonds which is not considered to be an indicator of the Group’s operating performance.

	Unaudited
	Six months ended 30 June
	2007	2006

Profit attributable to equity holders	2,130,268	2,799,398
Adjustments for:
Unrealised loss on changes in fair value of derivative component of Convertible Bonds	1,638,735	—

Profit attributable to equity holders (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds)	3,769,003	2,799,398

Adjusted basic earnings per share (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds) (RMB)	0.297	0.223

Adjusted diluted earnings per share (excluding unrealised loss on changes in fair value of derivative component of Convertible Bonds) (RMB)	0.295	0.222

12.     DIVIDENDS

At the annual general meeting held on 11 May 2007, the shareholders of the Company approved the payment of a final dividend of RMB0.18 per ordinary share for the year ended 31 December 2006 totaling approximately RMB2,285 million (for the year ended 31 December 2005: approximately RMB1,384 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2007. As of 30 June 2007, such dividends have been paid by the Company, except for dividends payable of RMB673 million due to Unicom BVI. The Company has fully settled the dividends payable to Unicom BVI subsequent to 30 June 2007.

13.     RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Unaudited
	Six months ended 30 June
	2007	2006

Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	90,237	115,675
Interconnection and roaming charges	28,993	29,239
Rental income for premises and facilities	7,247	9,554
Charge for operator-based subscriber value-added service	168,665	180,348
Charge for customer services	415,226	333,038
Agency fee incurred for subscriber development services	32,663	6,821
CDMA network capacity lease rental	4,074,467	4,066,128
Constructed capacity related cost of CDMA network	81,166	84,018
Sales of CDMA handsets	82,639	42,488
Charge for cellular subscriber value-added service	21,585	23,540
Rental charges for premises, equipment and facilities	14,284	14,030
Charges for the international gateway services	7,209	9,552
Revenue for leasing of transmission line capacity	13,251	8,229
Purchase of telecom cards	320,615	410,921
Agency fee incurred for procurement of telecommunications equipment	6,833	10,389
Charge for engineering design and technical services	23,918	—

14.     EVENT AFTER BALANCE SHEET

Full Conversion of USD1 Billion Convertible Bonds by SK Telecom

On 20 August 2007, the Company received a notice delivered by SK Telecom pursuant to the terms and conditions of the Convertible Bonds for the conversion in full of the Convertible Bonds into the Company’s shares. Accordingly, the Company will allot and issue 899,745,075 ordinary shares of HKD0.10 each of the Company to SK Telecom. For the details of the Convertible Bonds, please refer to Note 7.

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2007 be declared.

CHARGE ON ASSETS

As at 30 June 2007, no property, plant and equipment was pledged to banks as loan security (30 June 2006: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2007, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company’s listed shares.

COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the “Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2007 except the following:

(a)                  Under the Code Provision A.2.1, the roles and responsibilities of chairman and chief executive officer should be separated and should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has been the Chairman and Chief Executive Officer of the Company since December 2004. Mr. Shang Bing is the Company’s President since November 2004. Mr. Chang Xiaobing is responsible for chairing the Board of Directors and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company. The Board of Directors believes that at the present stage, so far as their functions are concerned, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid purpose of separating responsibilities. The above arrangement also facilitates the formulation and implementation of the Company’s strategies in a more effective manner so as to assist the Company in further improving its effectiveness in business development.

(b)                 Under the Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at the general meeting pursuant to the Company’s articles of association and are subject to re-election by shareholders pursuant to the relevant requirements.

AUDIT COMMITTEE

The audit committee, together with the management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including the review of interim report for the six months ended 30 June 2007.

The audit committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus, all being independent non-executive directors of the Company. The Chairman of the committee is Mr. Wong Wai Ming.

REMUNERATION COMMITTEE

The major responsibilities of the remuneration committee include considering and approving (i) the remuneration policies proposed by the management, (ii) remuneration package of executive directors and (iii) the Company’s share option scheme.

The remuneration committee comprises Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, both of whom are independent non-executive directors of the Company, and Mr. Lu Jianguo, who is a non-executive director of the Company. The Chairman of the committee is Mr. Wu Jinglian.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has prepared the Procedures for Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions for the six months ended 30 June 2007.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2007, the Group employed approximately 120 and 55,000 staff in Hong Kong and Mainland China, respectively. Also, the Group employed approximately 60,000 temporary staff in Mainland China. For the six months ended 30 June 2007, employee benefit expenses were RMB3.50 billion (for the six months ended 30 June 2006: RMB3.32 billion). The Group endeavors to keep its employees’ remuneration in line with market trend and being competitive. Employees’ remuneration is determined in accordance with its remuneration and bonus system based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits, internal and external training programmes, varying based on their individual needs.

The Company has share option schemes, under which the Company may grant share options to eligible staff for subscribing to the Company’s shares.

FULL CONVERSION OF USD1 BILLION CONVERTIBLE BONDS BY SK TELECOM CO., LTD.

On 20 June 2006, the Company has entered into a subscription agreement (the “Subscription Agreement”) with SK Telecom, whereby SK Telecom agreed to subscribe to and pay for the US dollar denominated bonds (the “Convertible Bonds”) to be issued at par by the Company in an aggregate principal amount of USD1 billion. The three-year Convertible Bonds bear zero interest, with a conversion price of HKD8.63 per share and a maturity date of 5 July 2009. Upon the fulfillment of the conditions set forth in the Subscription Agreement, the Convertible Bonds were issued on 5 July 2006.

The Company received a notice dated 20 August 2007 which was delivered by SK Telecom pursuant to the terms and conditions of the Convertible Bonds for the conversion in full of the Convertible Bonds into the Company’s shares. Accordingly, the Company will allot and issue 899,745,075 ordinary shares of HKD0.10 each of the Company to SK Telecom.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2007 interim results announcement is published on the websites of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the Company (www.chinaunicom.com.hk). The 2007 interim report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be despatched to all shareholders in due course.

The 2007 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2007 but is extracted from the unaudited interim financial information for the six months ended 30 June 2007 to be included in the 2007 interim report.

FORWARD-LOOKING STATEMENTS

The Company would like to caution investors and readers about the forward-looking nature of some of the statements contained in this announcement. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include: the uncertainties in the development of telecommunication industry and technology in the PRC, future growth of the market demand for telecommunication services, changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy, the PRC government’s decisions in relation to the technology standards and licenses of 3G mobile telecommunication and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.

By order of the Board China Unicom Limited Chu Ka Yee Company Secretary

Hong Kong, 23 August 2007

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua

Non-executive Director:	Lu Jianguo

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming